GREAT-WEST FUNDS, INC.

8515 East Orchard Road

Greenwood Village, CO 80111

July 7, 2020

VIA EDGAR

Yoon Choo

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Funds, Inc. ("Registrant")
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
File No. 333-237892
Ms. Choo:

A Request for Acceleration from the Registrant and from the principal underwriter accompanies this filing, seeking acceleration of the effectiveness of the Registration Statement to July 10, 2020. Any assistance you can provide to the Registrant in meeting this request would be very much appreciated.

Please call the undersigned at (303) 737-1131 with any questions or comments concerning this request. We greatly appreciate the staff's efforts in assisting the Registrant with this filing.

Sincerely,

/s/ Adam J. Kavan

Adam J. Kavan, Senior Counsel & Assistant Secretary

Great-West Funds, Inc.

Enclosure

GREAT-WEST FUNDS, INC.

8515 East Orchard Road

Greenwood Village, CO 80111

July 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Funds, Inc. ("Registrant")
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
File No. 333-237892

Commissioners:

The Registrant and GWFS Equities, Inc. ("Underwriter"), Registrant's principal underwriter, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the effective date of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 be accelerated so that it will become effective on July 10, 2020, or as soon thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and Underwriter each submits that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Sincerely,
Great-West Funds, Inc.	GWFS Equities, Inc.
By:	By:
/s/ Adam J. Kavan	/s/ Teresa L. Luiz
Adam J. Kavan	Teresa L. Luiz
Senior Counsel & Assistant Secretary	Compliance Officer

cc:Yoon Choo

Division of Investment Management, Disclosure Review Office